Exhibit 99.1

   Borr Drilling Limited Q4 2019 results presentation28 February 2019

   Important information and disclaimer  2    This presentation (the “Presentation”) has been prepared by Borr Drilling Limited (the “Company”) and sets forth general background information about the Company's activities current as at the date hereof. Information in this Presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All transactions in securities and financial product or instrument involve risks, such risks include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.No representation, warranty, or undertaking, express or implied, is made by the Company, its affiliates or representatives, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. Neither the Company nor any of their advisors or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection herewith. All information in this Presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice. Neither the Company or its affiliates or agents undertake any obligation to provide the recipient with access to any additional information or to update this Presentation or any information or to correct any inaccuracies in any such information. The information contained in this Presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date hereof.Matters discussed in this Presentation and any materials distributed in connection herewith may constitute or include forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believes”, “expects”, “anticipates”, “intends”, “estimates”, “will”, “may”, “continues”, “should” and similar expressions. 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The forward-looking statements in this Presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. Forward-looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of the Company or the industry to differ materially from those results expressed or implied in this Presentation by such forward-looking statements. 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 Highlights Q4 and full year 2019  3    Total operating revenues of $92.9 million, net loss of $69.3 million and Adjusted EBITDA of $1.8 million for the fourth quarter of 2019Total operating revenues of $334.1 million, net loss of $308.1 million and Adjusted EBITDA of $(2.6) million for the full year 2019Net loss includes includes $16.4 million accounting loss in equity method investments.Sold marketable securities, resulting a total realised loss of $15.4 million, and improving the liquidity position by $27.1 millionAgreed amendments in bank loan covenants to adjust minimum book equity ratio from 40% to 33.3% and the minimum free liquidity covenant from 4.0% to 3.0% of net interest bearing debt Entered into a new $100 million financing arrangement for the newbuild jack-up rig Tivar, scheduled to be delivered from the yard in July 2020, maturing December 31, 2021. As part of the Tivar agreement, the delivery of the rigs Vale and Var are expected in Q1 2022  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used herein represent net loss less: depreciation and impairment of non-current assets, amortisation of contract backlog, net financials, gain from bargain purchase and income tax expense. Adjusted EBITDA is included as a supplemental disclosure because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Key Financials Q4 2019

Income Statement

USDm	FY 2019	Q4 2019	Q3 2019
Operating revenues	**334.1**	**92.9**	**102.7**
Gain on disposals	6.4	2.6	-
Rig operating and maintenance expenses	(307.9)	(81.6)	(87.9)
Depreciation	(101.4)	(27.1)	(25.8)
Impairment	(11.4)	-	-
Amortisation of contract backlog	(20.2)	(1.6)	(4.1)
G&A	(50.4)	(15.4)	(10.9)
Total operating expenses	**(491.2)**	**(125.7)**	**(128.7)**
Operating loss	**(150.7)**	**(30.2)**	**(26.0)**
Loss from equity method investments	**(18.0)**	**(16.4)**	**(1.6)**
Financial income (expenses)	(128.1)	(18.0)	(47.8)
Loss before income taxes	**(296.9)**	**(64.6)**	**(75.4)**
Tax	(11.2)	(4.7)	(3.8)
Net loss	**(308.1)**	**(69.3)**	**(79.2)**

Comments Q4 2019

- **Revenues** decreased quarter on quarter mainly due to less operating days
- **Rig operating and maintenance expenses** decreased due to:
  - Lower amortisation of mobilisation costs of $4.1million
- **Amortization of contract backlog** relates to acquired contracts from the Paragon transaction
- **G&A** increased by $4.5 million mainly due to one-off fees
- **Loss from equity method investments** related mainly to an unplanned geological event in our IWS joint venture in Mexico
- **Total financial expenses, main items**
  - Net interest expense of $23.6 million
  - Mark-to-market gains of $7.5 million on forward contracts
  - Realised loss from sale of debt securities of $15.4 million since purchase, loss during the quarter was $3.4 million
  - Mark-to-market gain of $1.9 million on the Call Spread derivative related to the convertible bonds

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Borr Drilling

 Key Financials Q4 2019  5  Balance Sheet Key Numbers  USDm  Q4 2019  Q3 2019  Q4 2018  Total assets   3,280.0    3,199.5   2,913.7   Total liabilities   1,994.9    1,848.6   1,380.2   Total equity   1,285.1    1,350.9   1,533.5   Cash and cash equivalents   59.1    39.5   27.9   Restricted cash   69.4    77.1   63.4   Comments Q4 2019  Total assets increased by US$80.5 million due to delivery of one newbuild, “Hermod”, offset by depreciationTotal liabilities increased by US$146.3 million, mainly attributable to $90.1 million in long-term debt for the delivery of Hermod$30.0 million drawdown in bank debt$12.7 million in liabilities from equity method investmentsTotal available free liquidity (excluding restricted cash) was $94.1 million, including undrawn amounts under credit facilities of $35.0 million.

 Fleet Status Report February 2020  6  Contractual Developments  Other Fleet Updates  * Includes Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions  Time  Rig  Client  Contract Status  Oct-19  Galar  Pemex  Contract: Q1 2020 to Q2 2021  Oct-19  Njord  Pemex  Contract: Q1 2020 to Q2 2021  Nov-19  Saga  Eni  Contract: Q1 2020 to Q2 2020  Nov-19  B152  ADOC/ADNOC  9 Months Contract Extension from Nov 30  Dec-19  Prospector 5  CNOOC  Contract: Q3 2020 to Q3 2021  Jan-20  Idun  JVPC  Contract: Q1 2020 to Q3 2020  Dec-19  Prospector 5  Neptune  2 Months Contract Extension from Dec 31  Jan-20  Prospector 5  Perenco  Contract: Q1 2020 to Q3 2020  Jan-20  Mist  ROC Oil  LOA: Q2 2020 to Q4 2020

   From 0 to 19 rigs in operations – achieved critical mass in all regions  7  Growth from 1 to 19 rigs after 26 months in operations    19 operating rigs Mar-20  1 operating rigDec -17  99.0% technical utilization in 2019

 Jack-up demand growing – shallow water has lowest break even cost  8  US onshore rig count  Floater rig count  Jack-up rig count  Source: Bloomberg and IHS, Rystad  -15%  +6%  +27%  Break-even USD55/bbl  Break-even USD45-50/bbl  Break-even USD18-40/bbl

 Jack-up demand growing – shallow water has faster payback  9  Jack-up demand is mainly brownfield  Core countries are drilling significantly more today  Source: IHS Petrodata, DNB Markets, Borr Drilling  # Jack-ups      Outstanding and expected tenders  Brownfield  Greenfield  Exploration  Greenfielddevelopment  Infill drilling  Workover  P&A  3%  2%  6 months  3 months  2 years  3 years  7 years  3-4 years  1 year  6 months  Time to first oil

 Modern replacing standard rigs – Borr very well positioned  10  Marketed Utilization continues to trend upwards…  Modern JU availability is tight  … while market bifurcation continues to play out  Source: IHS, Borr Drilling  Marketed Utilization (%)      Modern (>=2000)  Standard (<2000)  Average  234  113  193  223  + 49%  -49%  Supply and Demand matrix Modern rigs  # of rigs  Total fleet  305   Not marketed  16  Marketed fleet  289  Marketed utilisation  91%        Contracted fleet  263  166  130

 Available modern rig capacity largely depleted – Borr very well positioned  11  Visible incremental demand  Borr controls > 1/3 of available capacity  Only 12 rigs with same standard as the Borr rigs left    # units stranded in yards down 87       Middle East  19  Mexico  10  South-east Asia  7  West Africa  3  India  2  Rest of the world  ?  Total  >41

 Industry backlog and contract length increasing – dayrate increases to continue  12  Trailing 12 months contracted days back at 2013 peak  Average contract length past 2013 peak  IHS

 Forward utilisation now at 2012 levels   13  Forward utilisation all jack-ups  Forward utilisation premium jack-ups    Average 6 month forward utilisation 59%Average 1 year forward utilisation 51%Average 2 year forward utilisation 39%2012: Premium JU day-rate USD151k/day

Summary

- **Jack-up market approaching inflection point of utilisation and dayrates**

- **Borr very well positioned in all key operating regions**

- **2020 focus on strengthening balance sheet and cashflow building on:**
  - Activity having reached critical mass
  - Stringent rig activation criteria
  - Tight control on cost and working capital
  - Strategic and opportunistic asset sales

- **Aiming for positive operating income and operating cashflow for 2020**

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